Filed Pursuant to Rule 424(b)(3)

Registration No. 333-294850

Prospectus Supplement No. 2 to Prospectus dated June 8, 2026

The Magnum Ice Cream Company N.V.

Up to 121,604,413 Ordinary Shares Offered by Selling Shareholders

This Prospectus Supplement No. 2 (this “Supplement”) relates to the prospectus of The Magnum Ice Cream Company N.V. (the “Company”), dated April 13, 2026 (as amended or supplemented from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form F-1 (Registration No. 333-294850), relating to the offer and sale from time to time by the selling security holders named in the Prospectus of up to 121,604,413 ordinary shares in the capital of the Company, nominal value of EUR 3.50 per share (the “Ordinary Shares”). This Supplement should be read in conjunction with the Prospectus and is qualified by reference to the Prospectus, except to the extent that the information in this Supplement supersedes the information contained in the Prospectus, and may not be delivered without the Prospectus.

This Supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Report on Form 6-K, filed with the Securities and Exchange Commission (the “SEC”) on May 7, 2026 (the “Form 6-K Report”). Accordingly, we have attached the Form 6-K Report to this Supplement.

Our Ordinary Shares are listed on Euronext Amsterdam under the symbol “MICC,” on the Main Market of the London Stock Exchange under the ticker symbol “MICC” and on the New York Stock Exchange under the ticker symbol “MICC.” We had 612,259,739 Ordinary Shares outstanding as of June 5, 2026. On June 5, 2026, the last reported sale price of our Ordinary Shares as reported on the New York Stock Exchange was $17.07 per ordinary share.

Investing in our Ordinary Shares involves a high degree of risk. For a discussion of information that should be considered in connection with an investment in our securities, see “Risk Factors” beginning on page 5 of the Prospectus and the risks and uncertainties described under the heading “Risk management” in our most recent Annual Report on Form 20-F, which is incorporated by reference in the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 2 is June 8, 2026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated May 7, 2026

Commission File Number: 001-42939

The Magnum Ice Cream Company N.V.

(Translation of registrant's name into English)

Reguliersdwarsstraat 63
1017 BK Amsterdam
The Netherlands
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒      Form 40-F ☐

This report on Form 6-K contains a Stock Exchange Announcement dated May 1, 2026 entitled ‘Result of AGM’.

The Magnum Ice Cream Company N.V.

(TMICC or the Company)

Result of AGM

The Company announces the results of its Annual General Meeting (AGM) held on 7 May 2026.

All proposals/resolutions were passed by the requisite majority on a poll.

The following table set out the votes that were cast in respect of the proposals/resolutions:

Item	Proposal/Resolution	Total Votes For[1]	%	Total Votes Against	%	Total Votes Cast	Votes Withheld/Abstain[2]
1.	Opening	n/a	n/a	n/a	n/a	n/a	n/a
2.	Financial year 2025	n/a	n/a	n/a	n/a	n/a	n/a
(a)	Report of the Board for the financial year 2025	n/a	n/a	n/a	n/a	n/a	n/a
(b)	Clarification of the Company’s reserves and dividend policy	n/a	n/a	n/a	n/a	n/a	n/a
(c)	Proposal to adopt the financial statements of the Company for the financial year 2025	476,919,633	99.98	110,303	0.02	478,360,561	1,330,625
(d)	Advisory vote on the Directors’ Remuneration Report for the financial year 2025	460,068,371	96.39	17,243,860	3.61	478,360,560	1,048,329
3.	Discharge	n/a	n/a	n/a	n/a	n/a	n/a
(a)	Proposal to discharge the Executive Directors of the Board from liability for their duties in the financial year 2025	472,379,066	99.51	2,311,722	0.49	478,360,560	3,669,772
(b)	Proposal to discharge the Non-Executive Directors of the Board from liability for their duties in the financial year 2025	472,376,805	99.51	2,312,842	0.49	478,360,560	3,670,913
4.	Proposal to adopt the Directors’ Remuneration Policy	456,045,066	95.55	21,238,455	4.45	478,360,560	1,077,039
5.	Proposal to adopt the Foundation Plan for Growth	369,793,135	77.37	108,157,740	22.63	478,360,560	409,685
6.	Composition of the Board	n/a	n/a	n/a	n/a	n/a	n/a
(a)	Proposal to reappoint Jean-François van Boxmeer as a Non-Executive Director	456,821,831	95.76	20,234,307	4.24	478,360,560	1,304,422
(b)	Proposal to reappoint Peter ter Kulve as an Executive Director	476,016,808	99.59	1,966,297	0.41	478,360,560	377,455
(c)	Proposal to reappoint Abhijit Bhattacharya as an Executive Director	473,188,129	99.00	4,792,464	1.00	478,360,560	379,967
(d)	Proposal to reappoint Melissa Bethell as a Non-Executive Director	475,738,178	99.53	2,244,865	0.47	478,360,560	377,517
(e)	Proposal to reappoint Stefan Bomhard as a Non-Executive Director	474,922,836	99.36	3,067,135	0.64	478,360,560	370,589
(f)	Proposal to reappoint Stacey Cartwright as a Non-Executive Director	476,200,795	99.63	1,778,766	0.37	478,360,560	380,999
(g)	Proposal to reappoint Reginaldo Ecclissato as a Non-Executive Director	469,228,899	98.17	8,748,999	1.83	478,360,560	382,662
(h)	Proposal to reappoint Josh Frank as a Non-Executive Director	475,787,906	99.54	2,191,833	0.46	478,360,560	380,821
(i)	Proposal to reappoint René Hooft Graafland as a Non-Executive Director	473,990,173	99.16	4,000,143	0.84	478,360,560	370,244
(j)	Proposal to reappoint Anja Mutsaers as a Non-Executive Director	476,246,370	99.64	1,734,056	0.36	478,360,560	380,134
7.	Board authorisations	n/a	n/a	n/a	n/a	n/a	n/a
(a)	Proposal to authorise the Board to issue shares, or grant rights to subscribe for share	475,092,191	99.78	1,029,434	0.22	478,360,560	2,238,935
(b)	Proposal to authorise the Board to restrict or exclude pre-emption rights in connection with the authorisations referred to in item 7(a)	471,815,397	99.10	4,273,789	0.90	478,360,560	2,271,374

(c)	Proposal to authorise the Board to make one or more repurchases of shares	477,580,651	99.95	247,979	0.05	478,360,560	531,930
8.	External auditor	n/a	n/a	n/a	n/a	n/a	n/a
(a)	Proposal to reappoint KPMG Accountants N.V. as the external auditor to issue an independent auditor’s opinion on TMCC’s financial statements for the reporting year 2027	484,800,823	99.97	122,167	0.03	485,319,874	396,884
(b)	Proposal to reappoint KPMG Accountants N.V. as the external auditor to carry out the assurance of TMICC’s sustainability statements for the reporting year 2027	483,585,081	99.76	1,160,911	0.24	485,319,874	573,882
9.	Proposal to amend the Articles of Association of the Company	474,298,532	99.63	1,739,664	0.37	478,360,560	2,322,364
10.	Any other business	n/a	n/a	n/a	n/a	n/a	n/a
11.	Close	n/a	n/a	n/a	n/a	n/a	n/a

Notes:

1. ‘Total Votes For’ include votes recorded as at the discretion of the appointed proxy.

2. The ‘Vote Withheld’ option was provided to enable shareholders to refrain from voting on any particular resolution. A vote withheld is not a vote in law and has not been counted in the calculation of the proportion of the vote ‘For’ and ‘Against’ a resolution.

3. As at the record date of the AGM (9 April 2026 at 5pm CET), the issued share capital of the Company was 612,259,739 ordinary shares. No shares are held in treasury

4. In accordance with applicable US federal tax laws and regulations, Unilever PLC voted in proportion to the votes cast by the Company’s other shareholders.

5. The full text of the resolutions is detailed in the Notice of Meeting which can be found on the Company’s website https://corporate.magnumicecream.com/en/investors/annual-general-meetings.html

A copy of the resolutions passed at the AGM has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority’s National Storage Mechanism which is located at https://data.fca.org.uk/#/nsm/nationalstoragemechanism

The Board is pleased that all proposals at the AGM were supported by a significant majority of shareholders. The Board notes that Resolution 5 (Proposal to adopt the Foundation Plan for Growth) received a vote of 77.37% in favour. The Board engaged extensively with shareholders and governance bodies as the Foundation Plan was developed and believes that it balances accountability, an ownership mindset, alignment with shareholder interests and long-term value creation. The Board also notes that it rightly carries downside risk for senior leaders from their direct co-investment. Through this detailed engagement, we developed a strong understanding of stakeholder views on the Foundation Plan and received support from a clear majority.

The Board plans to continue to actively engage with shareholders and relevant governance bodies on our approach to remuneration.

More information on the rationale for the Foundation Plan can be found in the 2025 Annual Report.

Change of financial reporting date

The change to the financial reporting date will result in the financial year ending 31 December 2027 being extended by three months to 31 March 2028; after which, the new financial reporting date will become effective as from 1 April 2028.

Enquiries
Media Relations media.relations-tmicc@magnumicecream.com	Investor Relations investor.relations-tmicc@magnumicecream.com

About The Magnum Ice Cream Company

The Magnum Ice Cream Company N.V. (EURONEXT: MICC/ NYSE: MICC/ LSE: MICC) is the world's leading ice cream business. Home to four of the world's five largest ice cream brands: Magnum, Ben & Jerry's, Cornetto and the Heartbrand, our portfolio delights consumers in 80 markets around the world. Headquartered in Amsterdam, The Netherlands, we have a global team of 18,000 employees, a network of 32 factories, 13 R&D centres, and a fleet of three million freezer cabinets. For more information, visit www.corporate.magnumicecream.com. TMICC's legal entity identifier is 25490052LLF3XH6G9847.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Magnum Ice Cream Company N.V.
(Registrant)

Date: May 7, 2026	/s/ Vanessa Vilar
Vanessa Vilar
Chief Legal Officer